UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65027/August 4, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14439

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In the Matter of

	:	
INTERNATIONAL POULTRY CO., INC.	:	
(n/k/a CARLEY ENTERPRISES, INC.),	:	ORDER MAKING FINDINGS AND
INTERNATIONAL THOROUGHBRED	:	REVOKING REGISTRATIONS BY
BREEDERS, INC.,	:	DEFAULT AS TO THREE
IONIC FUEL TECHNOLOGY, INC., and	:	RESPONDENTS
IPEX, INC. (n/k/a SALUS LABS	:	
INTERNATIONAL, INC.)	:	

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      The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on June 28, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents[1] were served with the OIP by July 1, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due by July 14, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer, and the time for filing has expired.

      International Poultry Co., Inc. (n/k/a Carley Enterprises, Inc.) (Poultry), International Thoroughbred Breeders, Inc. (Thoroughbred), and Ionic Fuel Technology, Inc. (Ionic) (collectively Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

      Poultry (CIK No. 808371) is a void Delaware corporation located in Delray Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Poultry is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 4, 1994, which reported a net loss of over $536,000 for the prior eight months. As of June 23, 2011, the company's stock (symbol "CRLY") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group

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[1] The Division and Respondent IPEX, Inc. (n/k/a Salus Labs International, Inc.) are in settlement negotiations. The proceeding as to this Respondent is therefore pending the outcome of those negotiations.

Inc. ("OTC Link"), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Thoroughbred (CIK No. 320573) is a Delaware corporation located in Riviera Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Thoroughbred is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2007, which reported a net loss of over $3 million for the prior three months. On December 7, 2006, Thoroughbred filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Florida, which was converted to Chapter 7, and the case was terminated on April 20, 2011. As of June 23, 2011, the company's common stock (symbol "ITGB") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3), and the company's preferred shares (symbol "ITGBP") were traded on the over-the-counter markets.

Ionic (CIK No. 925006) is a void Delaware corporation located in Wilmington, Delaware, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ionic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of over $333,000 for the prior nine months. As of June 23, 2011, the company's stock (symbol "IFTI") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of International Poultry Co., Inc. (n/k/a Carley Enterprises, Inc.), International Thoroughbred Breeders, Inc., and Ionic Fuel Technology, Inc. are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge